UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number: 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd,
Wellington 6033 New Zealand
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form

99.2	Management Discussion & Analysis

99.3	Audited Financial Statements

99.4	52-109F1 Certification of CEO

99.5	52-109F1 Certification of CFO

99.6	Request for Statements Form (New Zealand)

99.7	Consent Letter of Sproule International Ltd.

99.8	Technical Report Relating to 52-101F2

99.9	Voting Instruction Form

99.10	Annual Report

99.10	Annual Report (PDF Version)

99.11	Information Circular

99.12	Proxy Form - North American Register

99.13	Proxy Form - New Zealand Register

99.14	Form 52-101F1 - Statement of Reserves Data and Other Oil and Gas Information

99.15	Form 52-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor

99.16	Form 52-101F3 - Report of Management and Directors on Oil and Gas Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 7, 2006	By:	/s/ Rick Webber

Rick Webber
	Title:	Chief Executive Officer